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SEC FILE NUMBER
8- 46981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Healthcare Community Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Empire Drive
(No. and Street)

Rensselaer (City) | NY (State) | 12144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. DelPozzo | (518) 431-7787 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

U H Y LLP
(Name – *if individual, state last, first, middle name*)

66 State Street (Address) | Albany (City) | NY (State) | 12207 (Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 01 2005
WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. DelPozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

VP. Chief Financial Officer

Title

Donna A. Brennan
Notary Public - State of New York
No. 01BR5064986
Qualified in Rensselaer County
My Commission Expires 8/26/06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cashflow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ report on internal control required by Sec. Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Healthcare Community Securities Corporation

We have audited the accompanying balance sheets of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 17, 2005

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
BALANCE SHEETS

	December 31,	
	2004	**2003**
Assets		
Current Assets		
Cash and cash equivalents	**$ 4,398**	$ 513
Investment in money market fund, at market value	**1,252,971**	1,068,921
Commissions receivable	**867,590**	661,105
Due from affiliate	**-**	822,874
Prepaid expenses	**4,715**	-
Other receivables	**47,034**	46,735
Total current assets	**2,176,708**	2,600,148
Property and Equipment, net	**39,912**	27,270
Other Assets	**24,524**	-
Total assets	**$ 2,241,144**	$ 2,627,418
Liabilities and Stockholder's Equity		
Current Liabilities		
Accrued expenses	**$ 671,916**	$ 1,427,460
Due to affiliate	**317,521**	-
Total current liabilities	**989,437**	1,427,460
Other Liabilities	**23,510**	-
Total liabilities	**1,012,947**	1,427,460
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued, and outstanding	**100**	100
Additional paid-in capital	**99,900**	99,900
Retained earnings	**1,128,197**	1,099,958
Total stockholder's equity	**1,228,197**	1,199,958
Total liabilities and stockholder's equity	**$ 2,241,144**	$ 2,627,418

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME

	Years Ended December 31,	
	2004	2003
Revenues:		
Gross commissions	$ 7,787,425	$ 7,010,252
Less commissions paid to other broker/dealers	4,121,236	3,775,055
Net commissions	3,666,189	3,235,197
Consulting fees	39,100	61,400
Interest income	13,107	4,966
	3,718,396	3,301,563
Expenses:		
Corporate expenses	757,119	14,675
Employee compensation and benefits	1,045,610	1,005,375
Insurance	68,585	66,893
Professional	151,555	131,076
Occupancy	39,341	39,549
Consulting expense	30,000	45,000
Other operating expenses	274,751	193,869
	2,366,961	1,496,437
Income before income taxes	1,351,435	1,805,126
Income tax expense	523,196	676,875
Net income	$ 828,239	$ 1,128,251

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2003	$ 100	$ 99,900	$ 571,707	**$ 671,707**
Net income	-	-	1,128,251	**1,128,251**
Dividends paid	-	-	(600,000)	**(600,000)**
Balance, December 31, 2003	$ 100	$ 99,900	$ 1,099,958	**$ 1,199,958**
Balance, January 1, 2004	$ 100	$ 99,900	$ 1,099,958	**$ 1,199,958**
Net income	-	-	828,239	**828,239**
Dividends paid	-	-	(800,000)	**(800,000)**
Balance, December 31, 2004	$ 100	$ 99,900	$ 1,128,197	**$ 1,228,197**

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2004	2003
Cash Flows From Operating Activities		
Net income	$ 828,239	$ 1,128,251
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation expense	5,151	4,732
Increase in accounts receivable	(206,485)	(96,001)
Increase in prepaid expenses	(4,715)	-
Increase in other receivables	(24,823)	(46,735)
Decrease in other liabilities	23,510	-
Increase/(decrease) in accrued expenses	(755,544)	528,489
Cash (used in) provided by operating activities	(134,667)	1,518,736
Cash Flow From Financing Activities		
Decrease (increase) in due from affiliates	822,874	(691,962)
Increase in due to affiliates	317,521	-
Dividends paid	(800,000)	(600,000)
Cash provided by (used in) financing activities	340,395	(1,291,962)
Cash Flow From Investing Activities		
Purchase of property and equipment	(17,793)	-
Increase in investment in money market fund	(184,050)	(244,183)
Cash used in investing activities	(201,843)	(244,183)
Net increase (decrease) in cash and cash equivalents	3,885	(17,409)
Cash and cash equivalents, beginning of year	513	17,922
Cash and cash equivalents, end of year	$ 4,398	$ 513

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Organization*

Healthcare Community Securities Corporation (the Corporation) is an indirect subsidiary of HANYS Services, Inc. (Parent), a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing for the growth and expansion of insurance and investment products and services available to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

HANYS Services, Inc. provides management consulting, installation, training and support for software products sold to healthcare organizations statewide.

HANYS is a membership organization which provides various dues-supported services and program services to promote improved healthcare within New York State.

(b) *Revenue Recognition/Commission Receivable*

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commission receivables represent uncollected commissions earned on these transactions but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. At December 31, 2004 and 2003, there was no allowance for doubtful accounts considered necessary.

(c) *Income Taxes*

The Parent charges the Corporation for its share of Federal income tax expense, as if it filed a separate return, regardless of consolidated tax results. Income tax expense has been provided on income as reported in the statement of income.

(d) *Property and Equipment*

Property and equipment is recorded at cost. Depreciation is recorded over the estimated useful lives of the respective assets which is three to ten years using the straight-line method.

(e) *Securities and Exchange Commission Rule 15c3-3 Exemption*

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2004 or December 31, 2003. All customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Corporation promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Corporation does not maintain margin accounts.

(f) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

NOTE 2 — RELATED PARTY TRANSACTIONS

HANYS allocates certain administrative and operating expenses ("corporate expenses") to the Corporation and is reimbursed by the Corporation on a monthly basis. In 2004, approximately $757,000 in corporate expenses were allocated directly from HANYS to the Corporation.

Prior to 2004, HANYS allocated the Corporation's share of corporate expenses to the Corporation's Parent. The Corporation's Parent charged a management fee to the Corporation to cover management services, as well as the corporate expenses allocated from HANYS for the Corporation.

During 2003, HANYS revised the allocation methodology used to allocate the Corporation's share of corporate expenses resulting in a reduction in the Corporation's share of corporate expenses from HANYS in 2003. The corporate expenses charged by the Corporation's Parent in 2003, was approximately $14,000.

NOTE 3 — INVESTMENT IN MONEY MARKET FUND

The Corporation has an investment in a money market mutual fund to achieve its investment objective of low risk and high liquidity. The fund invests only in money market instruments backed by the full faith and credit of the United States Government. The market value of the fund was equal to its carrying amount of approximately $1,253,000 and $1,069,000 at December 31, 2004 and 2003, respectively.

NOTE 4 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2004 and 2003 consisted of the following:

	2004	2003
Direct administrative fees	$ 5,362	$ 5,403
Travel	113,997	94,756
Telephone	22,970	21,994
Printing and postage	8,413	7,619
Maintenance and repairs	19,074	16,604
Advertising and promotion	25,744	27,017
Seminar and conference space	6,364	8,654
Depreciation expense	5,151	4,732
Office supplies and other	67,676	7,090
	$ 274,751	$ 193,869

NOTE 5 — PENSION PLAN

The Corporation has a defined contribution plan covering substantially all of their employees. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the year ended December 31, 2004 and 2003 were approximately $64,100 and $56,200, respectively.

NOTE 6 — DEFERRED COMPENSATION PLAN

The Parent has a Deferred Compensation Plan for the benefit of highly compensated employees of the Parent and its subsidiaries which provides for a benefit to the employee at the age of retirement (65 years old).

This plan is to be funded through deferment of a portion of the employee's annual earnings. Annual contributions are limited to the maximum permitted under the Internal Revenue Code (IRC) 457(b). (While this plan is not a 457(b) plan, the Corporation has elected to limit salary deferments to the plan as they would be limited by IRC 457(b)). This limitation for 2004 was $13,000.

As of December 31, 2004 and 2003, the Corporation had no participants in the plan.

NOTE 7 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 and 2003 consisted of the following:

	2004	2003
Furniture	$27,165	$27,165
Office equipment	20,152	20,152
Computer equipment	2,793	-
Work in progress	15,000	-
	65,110	47,317
Less accumulated depreciation	25,198	20,047
Furniture and equipment, net	$39,912	$27,270

NOTE 8 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $25,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2004 and 2003, the Corporation had net capital, as defined of approximately $1,067,000 and $272,700, respectively, which was approximately $999,400 and $177,500 in excess of its minimum required net capital of approximately $67,500 and $95,200 at December 31, 2004 and 2003, respectively. The Corporation's ratio of aggregate indebtedness to net capital was .9 to 1 and 5.2 to 1 at December 31, 2004 and 2003, respectively.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

HEALTHCARE COMMUNITY SECURITIES CORPORATION

(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2004

Net Capital	
Total stockholder's equity qualified for net capital	$ 1,228,197
Deductions and/or charges:	
Non-allowable assets:	
Other receivables	(47,034)
Commissions receivable (over 30 days)	(20,000)
Prepaid expenses	(4,715)
Property and equipment, net	(39,912)
Other assets	(24,524)
Net capital before haircuts on securities positions	1,092,012
Haircuts on money market investment (2%)	(25,059)
Net capital	$ 1,066,953
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 671,916
Due to affiliates	317,521
Other liabilities	23,510
Total aggregate indebtedness	$ 1,012,947
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 67,530
Minimum net capital requirement	25,000
Excess net capital over minimum net capital requirement	999,423
Excess net capital at 1000%*	965,658

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) FOCUS Report, and the above schedule as of December 31, 2004.

OTHER REPORTS

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements of Healthcare Community Securities Corporation (the Corporation) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 17, 2005